UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

Anghami Inc.

(Name of Issuer)

Ordinary Shares, $0.0001 par value per share

(Title of Class of Securities)

G0369L101

(CUSIP Number)

November 29, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1 (b)

☐	Rule 13d-1 (c)

☒	Rule 13d-1 (d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP No. G0369L101	Schedule 13G	Page 2 of 5

1	NAME OF REPORTING PERSONS Saudi Research and Media Group
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Kingdom of Saudi Arabia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,055,000
	6	SHARED VOTING POWER NONE
	7	SOLE DISPOSITIVE POWER 2,055,000
	8	SHARED DISPOSITIVE POWER NONE

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,055,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.9%
12	TYPE OF REPORTING PERSON OO

CUSIP No. G0369L101	Schedule 13G	Page 3 of 5

Item 1(a). Name of Issuer:

Anghami Inc.

Item 1(b). Address of Issuer’s Principal Executive Offices:

16th Floor, Al-Khatem Tower, WeWork Hub71, Abu Dhabi Global Market Square

Al Maryah Island, Abu Dhabi

United Arab Emirates

Item 2(a). Name of Person Filing:

Saudi Research and Media Group

Item 2(b). Address of Principal Business Office:

Al Sharq Al Awsat Building,

Al Moutamarat District,

P.O. Box 53108

Riyadh 11583

Kingdom of Saudi Arabia

Item 2(c). Citizenship:

Kingdom of Saudi Arabia

Item 2(d). Title of class of securities:

Ordinary Shares, $0.0001 par value per share

Item 2(e). CUSIP No.:

G0369L101

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution, in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐	A group in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240. 13d-1(b)(1)(ii)(J), please specify the type of institution: _____________.

CUSIP No. G0369L101	Schedule 13G	Page 4 of 5

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially Owned

2,055,000 Ordinary Shares

(b) Percent of Class

6.916%

(c) Number of shares as to which such person has:

(i) sole power to vote or to direct the vote: 2,055,000

(ii) shared power to vote or to direct the vote: 0

(iii) sole power to dispose or to direct the disposition of: 2,055,000

(iv) shared power to dispose or to direct the disposition of: 0

Item 5. Ownership of 5 percent or less of a class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6. Ownership of more than 5 percent on behalf of another person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8. Identification and Classification of Members of the Group

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certifications.

Not applicable.

CUSIP No. G0369L101	Schedule 13G	Page 5 of 5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	February 12, 2024

Saudi Research and Media Group

Signature:	/s/ Mohammed Nazer
Name:	Mohammed Nazer
Title:	Chief Financial Officer